UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact August | 2024

Azul Updates the Market on Recent News

São Paulo, August 29, 2024 - Azul S.A., "Azul" or “Company”, (B3:AZUL4, NYSE:AZUL), hereby clarifies to its shareholders and to the market in general information contained in the misleading article published by Bloomberg on August 28th, 2024.

As previous reported in our 2Q24 earnings call on August 12, 2024, our operations were severely impacted in 2024 by several facts, such as:

(i) the devaluation of the Brazilian real;

(ii) the reduction in our domestic capacity as a result of the Rio Grande do Sul floods in May and the closure of Porto Alegre Airport, with a partial reopening expected in October 2024;

(iii) a temporary reduction in our international capacity in the first half of the year; and

(iv) significant manufacturers’ delays and supply chain constraints.

As a result, Azul developed a new plan targeting an overall improvement of its profitability and liquidity position. Accordingly, the Company is in active negotiations with its main stakeholders to optimize the equity structure agreed upon in our capital optimization plan last year. Stakeholders have been generally supportive, and negotiations are progressing towards improved outcomes for all parties. As we have consistently demonstrated, Azul always favors amicable, commercial solutions that maximize value to all of its stakeholders.

Furthermore, as we also reported in our call, we have additional cash-raising opportunities using Azul Cargo as collateral, with a first-out capacity of up to US$800 million. Other sources of liquidity are also available. Yesterday, the Brazilian Congress approved the bill that allows airlines to access recurring credit lines backed by the National Civil Aviation Fund (FNAC).

In addition, as the Company also previously announced, it is having discussions with Abra to explore possible partnerships or business combinations relating to GOL. To this date, it has not entered into or formalized an agreement, binding or otherwise.

Azul would like to reinforce its commitment to complying with the rules on the disclosure of periodic, eventual, and other information of market interest applicable to publicly traded companies, guaranteeing its wide and immediate dissemination and equal treatment to all, to avoid any type of asymmetry of information that could prejudice its investors. Azul will keep its shareholders and the market in general informed of any significant developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

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Material Fact August | 2024

Contacts:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

The contents of this material fact may include expectations about future events and results estimated by management. However, such projections are not guarantees of materialization and/or performance, given the risks and uncertainties inherent in the business environment. Such as the economic performance of the country, the global economy, the capital markets, regulatory aspects of the sector, governmental and competition issues, among other factors, in addition to the risks presented in the disclosure documents filed by Azul, subject to change without prior notice.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 29, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer